Law Offices
                             LEDYARD H. DEWEES, P.A.
                               270 N.W. 3rd Court
                         Boca Raton, Florida 33432-3720
                            Telephone (561) 368-1427
                            Facsimile (561) 395-8312

March 30, 2004

William A. Bennett
Securities & Exchange Commission
Mail Stop 03-04
Washington, D.C. 20549

      Re:   Turbine Project Services, Inc.
            Form 10-SB
            File No.  000-50598
            Filed  2/29/2004


Dear Mr. Bennett:

     I represent Turbine Project Services, Inc. ("Turbine").

     We are in receipt of your comments as of March 24, 2004 in relation to the above-referenced filing.

     We strongly disagree with your General 1. comment that Turbine falls within the definition of a `blank check company'. As you acknowledged, Turbine has a definite business plan. In addition, it has discernible assets, 33 stockholders who purchased stock under Rule 504, has commenced business operations and has initial revenues.

     Your reference to Release No. 6932 is entirely misplaced. The scrutiny by the Commission mentioned in that Release is in reference to a registrant attempting to avoid the application of Rule 419. What facts establish that this 10-SB filing is covering an offering of penny stock? The answer is none. There is no stock offering whatsoever covered by this filing. Further, none of the companies mentioned have ever done a penny stock offering.

     In Comment #16 you state that all of our securities appear to be penny stocks. All stock transactions prior to this filing were either exempt from registration under section <(2) of the Securities Act of 1933 or under Rule 504 of Regulation D. In any event, these were transactions by a private corporation and Rule 419 is applicable only where a registration statement is filed covering an offering of penny stock. Your Comment #16 is simply wrong, as is your overall premise in respect to our filing that we are doing a penny stock offering. William A. Bennett Page Two March 30, 2004

     In view of the attitude of your comments regarding this filing, it is the opinion of management that a continuation of this filing should be stopped.

William A. Bennett
Page 2
March 30, 2004

     As you are aware, this filing is voluntary. Further, the 60-day period for this filing to become effective has not been reached. Consequently, please regard this letter as our notice of termination of the above-referenced filing. As requested by the staff member who supervised your comments, this letter is being sent by fax transmission and it will be transmitted by EDGAR.

     Very truly yours,

     /s/ Ledyard H. DeWees
     ---------------------

     Ledyard H. DeWees